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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.            )

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Subject Company (issuer))

MOTOROLA, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

65333U 10 4
(CUISIP Number of Class of Securities)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

N/A	N/A

*
Set forth the amount on which the filing fee is calculated and state how it was determined.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☒
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1 - 11

N/A

Item 12. Exhibits.

Exhibit 99.1	Text of Press Release, issued by Motorola, Inc. on January 13, 2003.
Exhibit 99.2	Questions and Answers for Motorola, Inc. Tender Offer for Next Level Communications Common Stock, January 13, 2003

Item 13. Information Required by Schedule 13E-3.

N/A

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DONALD F. MCLELLAN (Signature)
Donald F. McLellan, Corporate Vice President (Name and Title)
January 13, 2003 (Date)

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  Item 1 - 11
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE